      INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT.

                 SUBJECT TO COMPLETION, DATED JANUARY 27, 1997
           PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JANUARY 22, 1997


                                  $550,000,000
                              THE MEAD CORPORATION
                $100,000,000    % NOTES DUE MARCH 1, 2002
                $150,000,000    % DEBENTURES DUE MARCH 1, 2017
                $150,000,000    % DEBENTURES DUE MARCH 1, 2037
                $150,000,000    % DEBENTURES DUE MARCH 1, 2047
                            ------------------------
     The Notes, Debentures due 2017, Debentures due 2037 and Debentures due 2047 are being offered separately, and not as a unit. Interest on the Notes and each series of Debentures will be payable on March 1 and September 1 of each year, commencing September 1, 1997. Neither the Notes nor any series of Debentures is redeemable prior to maturity, nor are they entitled to the benefits of a sinking fund. The holder of each Debenture due 2037 may elect to have such Debenture, or any portion of the principal amount thereof that is an integral multiple of $1,000, repaid on March 1, 2007 at 100% of the principal amount thereof, together with accrued and unpaid interest to the date of repayment. Such election, which is irrevocable when made, must be made within the period commencing on January 1, 2007 and ending at the close of business on February 1, 2007. See 'Description of Notes and Debentures -- Optional Repayment'. Upon the occurrence of a Tax Event, the Company will have the right to shorten the maturity of the Debentures due 2047 to the extent that, after shortening the maturity, interest paid thereon will continue to be deductible by the Company for Federal income tax purposes. See 'Description of Notes and Debentures -- Conditional Right to Shorten Maturity of the Debentures due 2047'.

     The Notes and each series of Debentures will be represented by one or more global securities registered in the name of the nominee of The Depository Trust Company. Beneficial interests in such global securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, neither the Notes nor any series of Debentures will be issued in definitive form. The Notes and each series of Debentures will be issued only in denominations of $1,000 and integral multiples thereof. See 'Description of Notes and Debentures'.
                            ------------------------
THESE  SECURITIES HAVE  NOT BEEN APPROVED  OR DISAPPROVED BY  THE SECURITIES AND
   EXCHANGE COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
      SECURITIES   AND  EXCHANGE   COMMISSION  OR   ANY  STATE  SECURITIES
        COMMISSION  PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF   THIS
         PROSPECTUS  SUPPLEMENT OR THE PROSPECTUS  TO WHICH IT RELATES.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                                             INITIAL PUBLIC          UNDERWRITING            PROCEEDS TO
                                            OFFERING PRICE(1)         DISCOUNT(2)           COMPANY(1)(3)
                                          ---------------------  ---------------------  ---------------------

Per Note................................            %                      %                      %
Total...................................            $                      $                      $
Per Debenture due 2017..................            %                      %                      %
Total...................................            $                      $                      $
Per Debenture due 2037..................            %                      %                      %
Total...................................            $                      $                      $
Per Debenture due 2047..................            %                      %                      %
Total...................................            $                      $                      $

------------

(1) Plus accrued interest, if any, from February   , 1997.

(2) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(3) Before deducting estimated expenses of $515,000 payable by the Company.
                            ------------------------
     The Notes and each series of Debentures offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes and each series of Debentures will be ready for delivery in book-entry form only through the facilities of DTC in New York, New York on or about February , 1997, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.                                           J.P. MORGAN & CO.
                            ------------------------
          The date of this Prospectus Supplement is February   , 1997.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES AND ANY SERIES OF DEBENTURES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                            ------------------------

                                  THE COMPANY

     Mead manufactures and sells paper, pulp, paperboard, lumber and other wood products. Mead also manufactures and distributes school and office supplies, and distributes paper and other industrial supplies.

     Mead was incorporated in 1930 under the laws of the state of Ohio as the outgrowth of a paper manufacturing business founded in 1846, and has its principal executive offices at Mead World Headquarters, Courthouse Plaza Northeast, Dayton, Ohio 45463, telephone (937) 495-6323. Except as otherwise indicated by the context, the terms 'Company' or 'Mead' as used in this section refer to The Mead Corporation and its subsidiaries.

SEGMENT INFORMATION

  PAPER

     Mead's Fine Paper division manufactures coated and uncoated papers for commercial printing; form bond and carbonless paper and papers for conversion by others into business forms; cut-size copier paper; and other uncoated papers for conversion by others into such products as greeting cards and bank checks. Mead's Publishing Paper division manufactures web coated offset paper for use by book, magazine, catalog and advertising brochure publishers. The Fine Paper division sells papers manufactured by both divisions nationwide, both on a direct basis to printers and converters and through paper merchants, including merchants owned by Mead. Additionally, Escanaba Paper Company and Mead Oxford Corporation, wholly-owned subsidiaries, sell output to the Publishing Paper division of Mead, which resells the paper directly to publishers and printers. The pulp mills adjacent to the paper mills of these divisions and the pulp mill owned by an affiliate produce virtually all of the pulp required for use in these paper mills. See ' -- Forest Product Affiliates.'

     The Company's Gilbert division manufactures cotton content and premium sulfite paper and premium recycled papers, including bond, banknote, text and cover, and papers for ink-jet and laser printers and sells these products principally through paper merchants, including merchants owned by Mead, and retail stores.

     Mead's Specialty Paper division manufactures and sells, primarily through its own sales force, decorative laminating papers. This division also manufactures and sells synthetic fiber and other specialty papers used in industrial applications. The division's principal customers include manufacturers that serve the building materials, automotive and furniture industries.

     The Mead Pulp Sales division sells market pulp worldwide manufactured by Northwood Pulp and Timber Ltd. of Canada, Great Lakes Pulp and Fibre, Inc. in Menomiee, Michigan and Mead Publishing Paper of Escanaba, Michigan and Rumford, Maine. Mead Pulp Sales also represents MODO Paper AB, a Swedish company, and Votorantim Celulose e Papel of Brazil for the sale of their pulp in North America. Mead Pulp Sales also sells through its affiliates International Fibre Sales in Europe and Pulp Asia Ltd. in Japan, and through independent agents in all major pulp consuming areas of the world.

  PACKAGING AND PAPERBOARD

     The Mead Packaging division designs and produces multiple packaging and packaging systems primarily for the beverage take-home market. The division operates through a network of subsidiaries, affiliates and licensees in the United States, Canada, Europe, Japan, the Far East and Pacific Rim, Mexico and Latin America. Demand for most beverage packaging is seasonal with inventories being built from November to March for the peak soft drink and beer sales of April through October.

     Mead Coated Board, Inc., a wholly-owned subsidiary of Mead, operates a coated paperboard mill near Phenix City, Alabama, sawmills in Cottonton, Alabama and Greenville, Georgia, and owns various timberlands in Alabama and Georgia. The subsidiary is engaged primarily in the manufacture of coated natural kraft products used by the beverage packaging industry and by manufacturers of folding cartons for soaps, food products, hardware and apparel. The entire output of the Phenix City mill is sold by Mead Coated Board, Inc. to the Mead Coated Board division. The division sells approximately 50% of the mill output to the Mead Packaging division. The remainder is sold to a wide range of domestic and foreign carton converters. The division's customers are most concerned about physical strength properties of the paperboard and its quality for reprographics.

     The Mead Containerboard division sells standard and special purpose corrugated shipping containers manufactured at eight converting plants located in the Midwestern and Southeastern regions of the United States from raw materials received from outside sources and from the division's Stevenson, Alabama corrugating medium mill. The division also sells corrugated medium from the Stevenson mill to unaffiliated manufacturers of containers.

  FOREST PRODUCTS AFFILIATES

     Northwood Forest Industries Ltd. ('Northwood'), which is owned 50% by Mead and 50% by Noranda Forest Inc. ('Noranda'), manufactures bleached softwood kraft pulp at its 1,650 short ton-per-day mill in Prince George, British Columbia. The principal markets for its pulp are in the United States, western Europe and Japan. Lumber and plywood products are also produced at Northwood's five sawmills and its plywood plant in British Columbia. Northwood has the annual capacity to produce over one billion board feet of lumber and 170 million square feet of plywood ( 3/8-inch basis). Northwood's solid wood products' operations provide about 760,000 tons (Metric ODT) of wood chips or 70% of the fiber requirements for the pulp mill. A wood preserving operation also treats lumber and custom treats plywood from other sources.

     Northwood Panelboard Company ('Panelboard'), a partnership owned 50% by Mead and 50% by Noranda located in Bemidji, Minnesota, has the annual capacity to produce approximately 380 million square feet of oriented structural board ( 3/8-inch basis).

     All of the wood products produced by Northwood and Panelboard are sold through a subsidiary of Noranda primarily in North America with approximately 20% sold to export markets. All of the market pulp produced by Northwood is sold by Mead Pulp Sales. Mead has a long-term contract with Northwood pursuant to which Mead is entitled to purchase such of Northwood's pulp production as it may require.

  TIMBERLANDS

     Mead obtains most of its wood requirements from private contractors or suppliers and from Company owned timberlands. The annual wood requirement for Mead's wholly-owned operations (before the acquisition of Oxford Paper Company ('Oxford')) is approximately 7,140,000 tons, of which approximately 18% is obtained from timberlands owned or leased by Mead.

     The approximate annual requirement of wood for both Northwood and Panelboard is 5,900,000 tons. At Northwood, the majority of wood is obtained from Crown Lands through various types of cutting rights which are terminable or renegotiable at the government's initiative and from third parties having similar cutting rights. At Panelboard, wood is obtained from both private landowners and various governmental sources (Federal, state and county).

     As of December 31, 1996, Mead owned or controlled approximately 2,017,000 acres of timberlands in the United States. Approximately 107,000 acres of land are controlled by Mead under long-term agreements which expire at different times through 2027.

  DISTRIBUTION AND SCHOOL AND OFFICE PRODUCTS

     Zellerbach, Mead's distribution division, is a national distributor of a full line of printing papers, industrial supplies and packaging materials and equipment. These products are distributed through a network of wholesale locations and printer-supply centers. The business units carry inventory or order products against sales orders, depending upon the product and service requirements. Zellerbach distributes not only products of Mead, but also those of several hundred other manufacturers. In the distribution of paper and other products, competing merchants frequently distribute products of the same supplier.

     The Mead School and Office Products division manufactures and distributes a line of school supplies (including filler paper, wirebound notebooks, portfolios and looseleaf binders) as well as a line of office supply products (including envelopes, filing supplies and vinyl folders and binders). The division's products are distributed primarily through mass market retailers, office supply superstores and warehouse clubs. The school supply segment is highly seasonal with inventories beginning to be built in the winter and spring for shipment in late spring and summer, while the home and office products portion of the business is generally less seasonal in nature. Manufacturing and distribution is done from seven United States plants/distribution centers and one in Canada. The division also has a small manufacturing facility operated in Nuevo Laredo, Mexico.

  INTERNATIONAL SALES AND OPERATIONS

     Outside of the United States and Canada, Mead and its affiliates operate a paperboard sheeting facility and are engaged in the manufacture of multiple system and folding carton packaging in Europe, Asia and Latin America. Mead also has sales subsidiaries, affiliates, agents or distributors in a number of countries in Europe, Asia, Australia and Latin America.

                                USE OF PROCEEDS

     The net proceeds from the sale of the % Notes due March 1, 2002 (the 'Notes'), the % Debentures due March 1, 2017 (the 'Debentures due 2017'), the
  % Debentures due March 1, 2037 (the 'Debentures due 2037') and the % Debentures due March 1, 2047 (the 'Debentures due 2047' and, together with the Debentures due 2017 and the Debentures due 2037, the 'Debentures') are estimated
to  be approximately  $                million after  deducting the underwriting
discount and estimated expenses of the offering  to be paid by the Company.  The
Company intends to use approximately $            million of the net proceeds to
repay short-term indebtedness having a weighted average interest rate as of January , 1997, of approximately %. It is anticipated that the remaining proceeds will be used for general corporate purposes. Such short-term indebtedness was incurred by the Company to finance the acquisition of substantially all of the assets of Oxford and for working capital purposes.

     Pending application of the net proceeds, a portion of such proceeds may be invested in short-term interest-bearing investments.

                              RECENT DEVELOPMENTS

     On November 1, 1996, the Company completed the acquisition of substantially all of the assets of Oxford from Boise Cascade for approximately $640 million. For more information on the acquisition, see the Company's Form 8-K, dated November 5, 1996. The Company intends to enter into a secured transaction of approximately $170 million prior to February 28, 1997 that will result in a lien on certain of the newly-acquired assets of Oxford.

     On December 17, 1996, the United States Environmental Protection Agency (the 'USEPA') issued to Mead a Unilateral Administrative Order (the 'UAO')
pursuant to Section 106(a) of the Comprehensive Environmental Response, Compensation and Liability Act ('CERCLA'), with respect to a closed coke manufacturing facility located in Chattanooga, Tennessee. The UAO primarily requires Mead to remove bulk coal tar deposits in Chattanooga Creek and its floodplain, as well as alleged coal-tar mounds that are apparently piled along railroad tracks east of the former coke plant. After meeting with USEPA in January 1997, Mead filed a response on January 23, 1997 stating that it would not comply with the UAO. Mead's response included several objections to the UAO, including that it is not a responsible party under Section 107(a) of CERCLA for the hazardous substances that are the subject of the UAO. The USEPA has not replied to Mead's response.

     A person who, without sufficient cause, refuses to comply with an order issued under Section 106(a) of CERCLA may be subject to fines of up to $25,000 for each day in which such person fails to comply with such order and may also be subject to punitive damages in an amount up to three times the costs incurred by the USEPA as a result of the failure to comply with such order. Mead believes, based on its review of the facts and the law applicable to this matter, including the absence of findings by the USEPA, that is has sufficient cause for its decision not to comply with the UAO. However, if the USEPA decides to bring an enforcement action against Mead as a result of its failure to comply with the UAO, there can be no assurance as to the outcome of such action.

                         SUMMARY FINANCIAL INFORMATION

     The following table sets forth summary consolidated financial information of the Company. The financial information for the five years ended December 31, 1995 has been derived from the annual consolidated financial statements of the Company and its subsidiaries, audited by Deloitte & Touche LLP, independent auditors. The table should be read in conjunction with the consolidated financial information and related notes of the Company and the related 'Management's Discussion and Analysis of Financial Condition and Results of Operations' incorporated herein by reference. The financial information for the year ended December 31, 1996 is derived from unaudited financial statements included in the Company's Current Report on Form 8-K, filed January 24, 1997.

                                                               YEARS ENDED DECEMBER 31,
                                        -----------------------------------------------------------------------
                                           1996          1995        1994        1993        1992        1991
                                        -----------    --------    --------    --------    --------    --------
                                        (UNAUDITED)   (IN MILLIONS OF DOLLARS, EXCEPT RATIO DATA)

OPERATING RESULTS:
Net Sales............................    $ 4,706.5     $5,179.4    $4,557.5    $4,239.0    $4,208.4    $4,109.7
Income from operations...............        338.6        523.4       208.6       220.6       116.8       157.5
Interest and debt expense............         57.7         69.4       101.1        94.6        99.5       112.9
Other (income) expense -- net........        (13.7)       (33.7)       55.1        (9.0)        1.5       (19.7)
Equity in net earnings (loss) of
  investees..........................          4.3         39.0        59.8        18.4         6.0       (18.1)
Earnings from continuing
  operations.........................        189.9        342.5        89.6        95.7        13.7        26.2
Earnings from discontinued
  operations.........................          5.4          7.5       617.4        28.4        23.8        39.4
Extraordinary item-loss on early
  retirement of debt, net of taxes...       --            --          (11.3)      --          --          --
Cumulative effect of accounting
  change -- net of taxes.............       --            --          --          --           34.0       (58.7)
Net income...........................        195.3        350.0       695.7       124.1        71.6         6.9
Ratio of earnings to fixed
  charges(1).........................          4.1          6.3         2.1         2.3         1.2         1.2

BALANCE SHEET DATA:
Total assets.........................    $ 4,985.9     $4,372.8    $4,862.6    $4,073.3    $3,934.4    $3,900.4
Short-term debt......................       --               --          --          --          --        45.0
Long-term debt.......................      1,239.7        694.8       957.7     1,360.0     1,317.5     1,300.4
Shareowners' equity..................      2,246.4      2,160.2     2,182.8     1,578.0     1,495.4     1,478.4

OTHER DATA:
Capital expenditures.................    $   433.4     $  263.0    $  315.6    $  306.1    $  218.0    $  231.2
Depreciation, depletion and
  amortization.......................        250.4        236.7       225.5       253.7       241.8       233.3

------------

(1) For the purpose of this ratio, earnings have been calculated by adding earnings from continuing operations before income taxes, the Company's share of earnings (loss) from investees before income taxes, interest and debt expense, amortization of capitalized interest and the portion of rental payments deemed to be interest. Fixed charges consist of interest and debt expense, capitalized interest and the portion of rental payments deemed to be interest.

                      DESCRIPTION OF NOTES AND DEBENTURES

     The following description of the particular terms of the Notes and the Debentures (hereinafter referred to collectively as, the 'Securities') offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Securities set forth in the Prospectus under 'Description of Securities' to which description reference is hereby made.

GENERAL

     The Securities will be issued under the Indenture dated as of February 1, 1993 (the 'Indenture'), between the Company and The First National Bank of Chicago, as Trustee (the 'Trustee'), which is more fully described in the accompanying Prospectus.

     The Notes will be limited to $100,000,000 aggregate principal amount, the Debentures due 2017 will be limited to $150,000,000 aggregate principal amount, the Debentures due 2037 will be limited to $150,000,000 aggregate principal amount and the Debentures due 2047 will be limited to $150,000,000 aggregate principal amount. Each series of Securities will bear interest at the rate per annum set forth on the cover of this Prospectus Supplement, payable semi-annually in arrears on March 1 and September 1 (each an 'Interest Payment Date') from February , 1997 or from the most recent Interest Payment Date to which interest has been paid or duly provided for, commencing on September 1, 1997. Interest will be paid on an Interest Payment Date to the persons in whose names Securities are registered at the close of business on February 15 or August 15, as the case may be, next preceding such Interest Payment Date. The Notes will mature on March 1, 2002, the Debentures due 2017 will mature on March 1, 2017, the Debentures due 2037 will mature on March 1, 2037 and the Debentures due 2047 will mature on March 1, 2047.

     The Securities will be unsecured and will rank pari passu with all other unsecured and unsubordinated indebtedness of the Company. The total long-term
debt of the Company and its consolidated subsidiaries as  of                   ,
1997  is $            million. At                       , 1997, the consolidated
subsidiaries of the Company had  indebtedness to third parties of  approximately
$        million. The right of the Company to participate in any distribution of assets of any subsidiary upon such subsidiary's liquidation or reorganization or otherwise (and thus the ability of holders of Securities to benefit indirectly from such distribution) is subject to the prior claims of creditors of such subsidiary.

     The Notes and each series of Debentures will be issued in the form of one or more Global Securities. See ' -- Book-Entry Procedures' below.

REDEMPTION AT THE OPTION OF THE COMPANY, SINKING FUND

     Neither the Notes nor any series of Debentures are redeemable at the option of the Company, prior to their stated maturity nor are they entitled to the benefits of a sinking fund.

OPTIONAL REPAYMENT

     The Notes, Debentures due 2017 and Debentures due 2047 are not repayable at the option of the holders thereof prior to their respective stated maturities. The Debentures due 2037 may be repaid, at the option of the registered holders thereof, on March 1, 2007, as a whole or in part, at 100% of the principal amount to be repaid thereof, together with the accrued and unpaid interest to the date of such repayment. In order for the holders to exercise this option, the Company must receive at its office or agency in New York, New York, during the period beginning on January 1, 2007 and ending at 5:00 p.m. (New York City time) on February 1, 2007 (or, if February 1, 2007 is not a Business Day, the next succeeding Business Day), the Debentures due 2037 to be repaid with the form entitled 'Option to Elect Repayment on March 1, 2007' on the reverse of such Debentures duly completed. Any such notice received by the Company during the period beginning on January 1, 2007 and ending at 5:00 p.m. (New York City time) on February 1, 2007 will be irrevocable. The repayment option may be exercised by a holder of the Debentures due 2037 for less than the entire principal amount of such Debentures held by such holder, so long as the principal amount to be repaid is equal to $1,000 or an integral multiple of $1,000.

     Failure by the Company to repay the Debentures due 2037 when required as described in the preceding paragraph will result in an Event of Default under the Indenture.

     As long as the Debentures due 2037 are represented by a Global Security, notice of exercise of the right of repayment will have to be given in accordance with the policies and procedures of DTC in effect at that time. See ' -- Book-Entry Procedures'.

CONDITIONAL RIGHT TO SHORTEN MATURITY OF THE DEBENTURES DUE 2047

     The Company intends to deduct interest paid on the Debentures due 2047 for Federal income tax purposes. However, the Clinton Administration's budget proposal for Fiscal Year 1998 could contain proposed tax law changes that would prohibit an issuer from deducting interest payments on debt instruments with a maturity of more than 40 years. The Clinton Administration's budget proposal for Fiscal Year 1997 (the '1997 Proposal') included such a proposal. In response to the 1997 Proposal, the Chairmen of the Senate Finance Committee and the House Ways and Means Committee issued a statement on March 29, 1996, that such proposal, if enacted, would not be effective prior to the date of 'appropriate congressional action'. There can be no assurance, however, that legislative proposals affecting the Company's ability to deduct interest paid on the Debentures due 2047 will not be enacted in the future or that any such legislation would not have a retroactive effective date.

     Upon the occurrence of a Tax Event, as defined below, the Company will have the right to shorten the maturity of the Debentures due 2047 to the longest maturity within the original maturity date that, in the opinion of a nationally recognized independent tax counsel, would permit the Company, after such shortening of the maturity, to continue to deduct the interest paid on the Debentures due 2047 for Federal income tax purposes. There can be no assurance that the Company would not exercise its right to shorten the maturity of the Debentures due 2047 upon the occurrence of such a Tax Event.

     In the event that the Company elects to exercise its rights to shorten the maturity of the Debentures due 2047 on the occurrence of a Tax Event, the Company will mail a notice of shortened maturity to each holder of record of the Debentures due 2047 by first-class mail not more than 60 days after the occurrence of such Tax Event, stating the new maturity date of the Debentures due 2047. Such notice shall be effective immediately upon mailing.

     The Company believes that the Debentures due 2047 should constitute indebtedness for Federal income tax purposes under current law and an exercise of its right to shorten the maturity of the Debentures due 2047 would not be a taxable event to holders. Prospective investors should be aware, however, that the Company's exercise of its right to shorten the maturity of the Debentures due 2047 will be a taxable event to holders if the Debentures due 2047 are treated as equity for purposes of Federal income taxation before the maturity is shortened, assuming that the Debentures due 2047 of shortened maturity are treated as debt for such purposes.

     'Tax Event' means that the Company shall have received an opinion of a nationally recognized independent tax counsel to the effect that on or after the date of the issuance of the Debentures due 2047, as a result of (a) any amendment to, clarification of, or change (including any announced prospective change) in laws, or any regulations thereunder, of the United States, (b) any judicial decision, official administrative pronouncement, ruling, regulatory procedure, notice or announcement, including any notice or announcement of intent to adopt such procedures or regulations (an 'Administrative Action'), or
(c) any amendment to, clarification of, or change in the official position or the interpretation of such Administrative Action or judicial decision that differs from the theretofore generally accepted position, in each case, on or after, the date of the issuance of the Debentures due 2047, such change in tax law creates a more than insubstantial risk that interest paid by the Company on the Debentures due 2047 is not, or will not be, deductible, in whole or in part, by the Company for purposes of United States Federal income tax.

DEFEASANCE AND COVENANT DEFEASANCE

     The   provisions   described    under   the    caption   'Description    of
Securities -- Defeasance and Covenant Defeasance' in the Prospectus will apply to the Securities.

BOOK-ENTRY PROCEDURES

     Each series of Securities will be represented by one or more Global Securities registered in the name of a nominee of The Depository Trust Company, as Depositary ('DTC'). Accordingly, provisions set forth under 'Description of Securities -- Global Securities' in the accompanying Prospectus will be applicable to each series of Securities. Accordingly, ownership of interests in each Global Security will be shown on, and the transfer thereof will be effected only through, records maintained by DTC or its nominee for such Global Security and on the records of participants. Except as described under 'Description of Securities -- Global Securities' in the Prospectus, owners of beneficial interests in the Global Securities will not be entitled to receive Securities in definitive form and will not be considered the holders of Securities.

     DTC has advised the Company as follows: The Depositary is a limited-purpose trust company organized under the New York Banking Law, a 'banking organization' within the meaning of the New York Banking Law, a member of the Federal Reserve System, a 'clearing corporation' within the meaning of the New York Uniform Commercial Code, and a 'clearing agency' registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ('Participants') deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Participants who maintain accounts directly with DTC ('Direct Participants') include securities brokers and dealers, including the Underwriters, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depositary system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ('Indirect Participants'). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

     Neither DTC nor its nominee will consent or vote with respect to the Securities. Under its usual procedures, DTC mails an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns DTC's or the nominee's consenting or voting rights to those Direct Participants to whose accounts the Securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     Principal and interest payments on the Securities will be made to DTC. DTC's practice is to credit Direct Participants' accounts on payment dates in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe it will not receive payment on the payment date. Payments by Participants to beneficial owners of the Securities will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in 'street name,' and will be the responsibility of such Participant and not of DTC, the Trustee or any paying agent, or the Company. Payment of principal and interest to DTC is the responsibility of the Company or the Trustee or any paying agent, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the beneficial owners is the responsibility of Direct Participants and Indirect Participants.

     A  further  description  of DTC's  procedures  with respect  to  the Global
Securities  is   set   forth   in   the   Prospectus   under   'Description   of
Securities -- Global Securities -- Book-Entry Securities'.

CONCERNING THE TRUSTEE

     The First National Bank of Chicago will act as Trustee in respect of the Notes and each series of Debentures. The First National Bank of Chicago provides various banking services to the Company, including acting as lender and co-agent for various other banks under two of the Company's credit agreements.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement and the Pricing Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters has severally agreed to purchase, the principal amount of Notes and each series of Debentures set forth opposite its name below:

                                           PRINCIPAL       PRINCIPAL AMOUNT   PRINCIPAL AMOUNT   PRINCIPAL AMOUNT
                                             AMOUNT         OF DEBENTURES      OF DEBENTURES      OF DEBENTURES
             UNDERWRITER                    OF NOTES           DUE 2017           DUE 2037           DUE 2047
-------------------------------------   ----------------   ----------------   ----------------   ----------------

Goldman, Sachs & Co. ................   $                  $                  $                  $
J.P. Morgan Securities Inc. .........
                                        ----------------   ----------------   ----------------   ----------------
          Total......................     $100,000,000       $150,000,000       $150,000,000       $150,000,000
                                        ----------------   ----------------   ----------------   ----------------
                                        ----------------   ----------------   ----------------   ----------------

     Under the terms and conditions of the Underwriting Agreement and the Pricing Agreement, the Underwriters are committed to take and pay for all of the Notes and each series of Debentures, if any are taken. The Notes and each series of Debentures are hereby offered separately, and not as a unit. The sale of any series of Securities is not conditioned upon the sale of any other series of Securities.

     The Underwriters propose to offer the Notes and each series of Debentures in part directly to the public at the respective initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price less a concession of % of the principal amount of the Notes, % of the principal amount of the Debentures due 2017,
    % of the  principal amount  of the Debentures  due 2037  and       % of  the
principal  amount of  the Debentures due  2047. The Underwriters  may allow, and
such dealers may reallow,  a concession not  to exceed       % of the  principal
amount of the Notes and each series of Debentures to certain brokers and dealers. After the Notes and each series of Debentures are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

     The Notes and each series of Debentures are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes and each series of Debentures but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes or any series of Debentures.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                        VALIDITY OF NOTES AND DEBENTURES

     The validity of the Notes and each series of Debentures will be passed upon for the Company by David L. Santez, Assistant Secretary and Associate General Counsel of the Company, and Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, and for the Underwriters by Sullivan & Cromwell, New York, New York. Skadden, Arps, Slate, Meagher & Flom LLP and Sullivan & Cromwell will rely, as to all matters related to Ohio law, upon the opinion of David L. Santez, Assistant Secretary and Associate General Counsel of the Company.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                                  $850,000,000
                              THE MEAD CORPORATION
                                DEBT SECURITIES
                            ------------------------
     The Mead Corporation (the 'Company') may from time to time offer up to $850,000,000 aggregate initial offering price (or the foreign currency equivalent thereof) of its unsecured debentures, notes or other evidences of indebtedness ('Securities'). The Securities may be offered as separate series in amounts, at prices and on terms to be determined at the time of sale and to be set forth in supplements to this Prospectus. The accompanying prospectus supplement or supplements (each, a 'Prospectus Supplement') set forth specifically with regard to the series of these Securities with respect to which this Prospectus is being delivered: (i) the aggregate principal amount of Securities offered; (ii) the rate and time of payment of interest, if any; (iii) authorized denominations; (iv) the maturity; (v) the public offering price; (vi) any terms for redemption at the option of the Company or the holder; (vii) any currency or composite currency, if other than United States dollars, in which the Securities are denominated or in which interest thereon is payable; (viii) whether the Securities being offered will be issued in registered form without coupons, in bearer form with coupons attached or in the form of one or more global securities; (ix) any index used to determine the amounts of payments of principal and any premium or interest; (x) the underwriter, underwriters or agents, if any, for the Securities being offered, the principal amounts, if any, to be purchased by the underwriter, underwriters or agents, their compensation and the resulting net proceeds to the Company; (xi) the designation of the Trustee acting under the applicable Indenture; and (xii) any other terms in connection with the offering and sale of the Securities.

     The Company may sell Securities to or through underwriters, and also may sell Securities directly to other purchasers or through agents. See 'Plan of Distribution.'

                            ------------------------
THESE SECURITIES HAVE  NOT BEEN  APPROVED OR DISAPPROVED  BY THE  SECURITIES
    AND  EXCHANGE COMMISSION OR  ANY STATE SECURITIES  COMMISSION NOR HAS
       THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE  SECURITIES
          COMMISSION  PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY  REPRESENTATION TO  THE  CONTRARY
                             IS A CRIMINAL OFFENSE.

                            ------------------------
                The date of this Prospectus is January 22, 1997.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the 'Commission') Registration Statements under the Securities Act of 1933, as amended (the '1933 Act'), with respect to the Securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statements, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Securities offered hereby, reference is hereby made to such Registration Statements, including the exhibits filed as part thereof.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), and in accordance therewith files reports, proxy and information statements and other information with the Commission. The Registration Statements (with exhibits) as well as such reports, proxy and information statements and other information can be inspected and copied at the offices of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago,
Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a Web site at http://www.sec.gov that contains reports, proxy statements and other information. The Company's common stock is listed on the New York Stock
Exchange, the Chicago Stock Exchange and the Pacific Stock Exchange. Such reports, proxy and information statements and other information concerning the Company also may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005; the Chicago Stock Exchange, 440 South LaSalle Street, Chicago, Illinois; and the Pacific Stock Exchange, Inc., 301 Pine Street, San Francisco, California.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The Company's Annual Report on Form 10-K with respect to the Company's fiscal year ended December 31, 1995, as amended, the Company's Quarterly Reports on Form 10-Q with respect to the quarterly periods ended March 31, 1996, June 30, 1996 and September 29, 1996 and the Company's Current Reports on Form 8-K filed October 11, 1996, November 5, 1996 and November 13, 1996, each as filed pursuant to Section 13 or 15(d) of the Exchange Act, are incorporated herein by reference. All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROSPECTUS IS DELIVERED, ON THE WRITTEN OR ORAL
REQUEST OF SUCH PERSON, A COPY OF ANY OR ALL OF THE FOREGOING DOCUMENTS INCORPORATED HEREIN BY REFERENCE (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE HEREIN). WRITTEN OR TELEPHONE REQUESTS SHOULD BE DIRECTED TO DAVID L. SANTEZ, ASSISTANT SECRETARY, THE MEAD CORPORATION, COURTHOUSE PLAZA NORTHEAST, DAYTON, OHIO 45463, (937) 495-6323.

                                  THE COMPANY

     The Company manufactures and sells paper, pulp, paperboard, lumber and other wood products. The Company also manufactures and distributes school and office supplies, distributes paper and other industrial supplies.

     The Company was incorporated in 1930 under the laws of the State of Ohio as the outgrowth of a paper manufacturing business founded in 1846, and has its principal executive offices at Mead World Headquarters, Courthouse Plaza Northeast, Dayton, Ohio 45463, telephone (937) 495-6323. Except as otherwise indicated by the context, the terms 'Company' or 'Mead' as used herein refer to The Mead Corporation and its subsidiaries.

                                USE OF PROCEEDS

     Except as otherwise set forth in a Prospectus Supplement, the net proceeds to be received by the Company from the sale of the Securities will be added to working capital and will be available for general corporate purposes, which may include repayment of indebtedness. Pending such application, a portion of the net proceeds may be invested in marketable securities.

     The Company anticipates that it may, from time to time, incur additional indebtedness through issuances in the public and private markets.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges of the Company for the periods indicated. The ratios of earnings to fixed charges for the years ended December 31, 1991-1995 have been derived from audited financial statements.

                                                               PERIOD ENDED            YEAR ENDED DECEMBER 31
                                                               SEPTEMBER 29,    ------------------------------------
                                                                   1996         1995    1994    1993    1992    1991
                                                               -------------    ----    ----    ----    ----    ----

Ratio of Earnings to Fixed Charges(1).......................        4.7         6.3     2.1     2.3     1.2     1.2

------------

(1) For the purpose of this ratio, earnings have been calculated by adding earnings from continuing operations before income taxes, the Company's share of earnings (loss) from investees before income taxes, interest and debt expense, amortization of capitalized interest and the portion of rental payments deemed to be interest. Fixed charges consist of interest and debt expense, capitalized interest and the portion of rental payments deemed to be interest.

                           DESCRIPTION OF SECURITIES

     The Securities offered hereby will be issued under one or more separate indentures entered into, or to be entered into, between the Company and a trustee to be selected by the Company, which shall be any of Bankers Trust Company, The First National Bank of Chicago or such other trustee designated by the Company and set forth in the appropriate Prospectus Supplement. The Company has issued $411,000,000 aggregate principal amount of Securities (of which $86,000,000 aggregate principal amount is outstanding as of the date of this Prospectus) under an Indenture, dated as of July 15, 1982, as amended and supplemented, between the Company and Bankers Trust Company, and may issue additional Securities under such indenture in the future. The Company has issued $300,000,000 aggregate principal amount of Securities (all of which are outstanding as of the date of this Prospectus) under an Indenture dated as of February 1, 1993 between the Company and The First National Bank of Chicago, and may issue additional Securities under such Indenture in the future. Each of the indentures referred to above has substantially identical terms and is referred to herein as the 'Indenture,' and each of Bankers Trust Company, The First National Bank of Chicago and any other trustee designated by the Company is referred to herein as the 'Trustee.' The Trustee selected for a particular series of Securities will be set forth in the appropriate Prospectus Supplement.

     The Securities will be issued in registered form without coupons ('Registered Securities'), in bearer form with coupons attached ('Bearer Securities') or in the form of one or more temporary or permanent global securities ('Global Securities'). The Securities will be direct obligations of the Company, but will not be secured by any mortgage, pledge or other lien. Except as otherwise indicated herein, all references in this section to the 'Company' refer only to The Mead Corporation and not to its subsidiaries.

     The Indenture provides that additional series of notes, debentures or other evidences of indebtedness may be issued thereunder without limitation as to aggregate principal amount.

GENERAL

     Reference is made to the Prospectus Supplement for the following terms of the series of the Securities being offered thereby: (i) the aggregate principal amount of Securities offered; (ii) the rate, time and place of payment of interest, if any; (iii) authorized denominations; (iv) the maturity; (v) the public offering price; (vi) any currency or composite currency, if other than United States dollars, in which the Securities are denominated or in which principal, interest and premium, if any, thereon is payable; (vii) whether the Securities will be issued as Registered Securities, Bearer Securities or both;
(viii) whether such Securities are to be issued in whole or in part in the form of one or more Global Securities, and, if so, the identity of the Depositary for such Global Securities; (ix) if a temporary Global Security is to be issued with respect to Securities issuable as Bearer Securities, whether any interest thereon payable on an interest payment date prior to the issuance of definitive Bearer Securities will be paid to any clearing association holding such Global Security and the terms and conditions upon which such interest will be credited to the accounts of the persons entitled thereto on such interest payment date, if other than as specified herein; (x) if a temporary Global Security is to be issued with respect to Securities issuable as Bearer Securities, the terms upon which interests in any temporary Global Security may be exchanged for interests in a permanent Global Security or definitive Securities; (xi) any special provisions for the payment of additional amounts with respect to such Securities; (xii) any index used to determine the amounts of payments of principal and any premium or interest; (xiii) the period or periods within which, the price or prices at which and the terms and conditions on which any of such Securities may be redeemed, in whole or in part, at the option of the Company; (xiv) the obligation, if any, of the Company to redeem or purchase any of such Securities pursuant to any sinking fund or analogous provision or at the option of the holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions on which any of such Securities will be redeemed or purchased, in whole or in part, pursuant to any such obligation; (xv) if other than the entire principal amount thereof, the portion of the principal amount of any of such Securities which will be payable upon declaration of acceleration of the Maturity thereof; (xvi) if the principal amount payable at the Stated Maturity of any of such Securities will not be determinable as of any one or more dates prior to the Stated Maturity, the amount which will be deemed to be such principal amount as of any such date for any purpose, including the principal amount thereof which will be due and payable upon any Maturity other than the Stated Maturity or which will be deemed to be outstanding as of any such date (or, in any such case, the manner in which such deemed principal amount is to be determined); (xvii) if applicable, that such Securities, in whole or any specified part, are defeasible pursuant to the provisions described under 'Defeasance and Covenant Defeasance'; (xviii) the underwriter, underwriters or agents, if any, for the Securities being offered, the principal amounts, if any, to be purchased by the underwriter, underwriters or agents, their compensation and the resulting net proceeds to the Company;
(xix) the Trustee under the Indenture pursuant to which the Securities offered hereby are to be issued; (xx) the deferral of interest payments through the extension of the interest payment period, if any, for the Securities being offered; and (xxi) any other terms in connection with the offering and sale of the Securities.

     The Securities will be unsecured and will rank pari passu with all other unsecured and unsubordinated indebtedness of the Company.

     The statements under this heading are summaries of certain provisions of the Indenture, a copy of which has been filed with the Commission. References in parentheses are to sections of the Indenture. Whenever particular provisions of the Indenture or terms defined therein are referred to, such provisions or definitions are incorporated by reference as a part of the statements made, and the statements are qualified in their entirety by such reference.

     Unless the Prospectus Supplement relating thereto specifies otherwise, Registered Securities denominated in United States dollars will be issued only in denominations of $1,000 or any integral multiple thereof and Bearer
Securities denominated in United States dollars will be issued only in the denomination of $5,000. One or more Global Securities will be issued in a denomination or aggregate denominations equal to the aggregate principal amount of Outstanding Securities of the series to be represented by such Global Security or Securities. The Prospectus Supplement relating to a series of Securities denominated in a foreign or composite currency will specify the denomination thereof. Unless otherwise set forth in a Prospectus Supplement, principal, premium and interest, if any, will be payable, and the Securities will be transferable (in the case of Registered Securities) and exchangeable without service charge at the Corporate Trust Office of the Trustee. Bearer Securities will be transferable by delivery.

     At the option of the holder upon request confirmed in writing, and subject to the terms of the Indenture, Bearer Securities (with all unmatured coupons, except as provided below) of any series will be exchangeable into an equal aggregate principal amount of Registered Securities (if the Securities of such series are issuable as Registered Securities), but no Bearer Security will be delivered in or to the United States, and Registered Securities of any series (other than a Global Security, except as set forth below) will be exchangeable into an equal aggregate principal amount of Registered Securities of the same series (with the same interest rate and maturity date) of different authorized denominations. If a holder surrenders Bearer Securities in exchange for Registered Securities between a Regular Record Date or a Special Record Date, and the relevant Interest Payment Date, such holder will not be required to surrender the coupon relating to such Interest Payment Date. Except as provided in a Prospectus Supplement, Registered Securities may not be exchanged for Bearer Securities. (Section 305)

     Securities may be issued under the Indenture as Original Issue Discount Securities to be offered and sold at a substantial discount from the principal amount thereof or may have payments denominated in or determined by reference to a currency other than United States dollars. If Securities of either type are offered, the special federal income tax, accounting and other considerations applicable thereto will be described in the Prospectus Supplement relating thereto. 'Original Issue Discount Security' means any security which provides for an amount less than the principal amount thereof to be due and payable upon the declaration of acceleration of the maturity thereof pursuant to an Event of Default and the continuation thereof.

     Unless otherwise indicated in a Prospectus Supplement, the covenants contained in the Indenture and the Securities would not necessarily afford holders of the Securities protection in the event of a highly leveraged or other transaction involving the Company that may adversely affect holders. In the event that any Securities include repurchase provisions, if any such repurchase would constitute a tender offer as defined under the Exchange Act, the Company will comply with the requirements of Rule 14e-1 and any other tender offer rules under the Exchange Act which then may be applicable.

GLOBAL SECURITIES

     The Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with or on behalf of a depositary located in the United States (a 'U.S. Depositary') or a Common Depositary located outside the United States (a 'Common Depositary') identified in the Prospectus Supplement relating to such series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form.

     The specific terms of the depositary arrangement with respect to any Securities of a series will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all depositary arrangements.

     Book-Entry Securities. Unless otherwise specified in an applicable Prospectus Supplement, Securities which are to be represented by a Global
Security to be deposited with or on behalf of a U.S. Depositary will be represented by a Global Security registered in the name of such depositary or its nominee. Upon issuance of a Global Security in registered form, the U.S. Depositary of such Global Security will credit, on its book-entry registration and transfer system, the respective principal amounts of the Securities represented by such Global Security to the accounts of institutions that have accounts with such depositary or its nominee ('participants'). The accounts to be credited shall be designated by the underwriters or agents of such Securities or by the Company, if such Securities are offered and sold directly by the Company. Ownership of beneficial interests in such Global Securities will be shown on, and the transfer of that ownership will be effected only through, records maintained by the U.S. Depositary (with respect to participants' interests) or its nominee for such Global Security or by participants or persons that hold through participants. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a Global Security.

     So long as the U.S. Depositary for a Global Security in registered form, or its nominee, is the registered owner of such Global Security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Securities represented by such Global Security for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in such Global Securities will not be entitled to have Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture.

     Principal, premium, if any, and interest payments on Global Securities registered in the name of or held by a U.S. Depositary or its nominee will be made to the U.S. Depositary or its nominee, as the case may be, as the registered owner or the holder of the Global Security representing such Securities. None of the Company, the Trustee, any Paying Agent or the Security Registrar for such Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Security for such Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the U.S. Depositary for Securities of a series, upon receipt of any payment of principal, premium or interest in respect of a Global Security, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depositary. The Company also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in 'street name', and will be the responsibility of such participants.

     Unless and until it is exchanged in whole or in part for Securities in definitive form in accordance with the Indenture and the terms of the Securities, a Global Security may not be transferred except as a whole by the U.S. Depositary for such Global Security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor. If a U.S. Depositary for Securities in registered form is at any time unwilling or unable to continue as depositary or if at any time such depositary ceases to be a clearing agency registered under the Exchange Act, and a successor depositary is not appointed by the Company within 90 days, the Company will issue Securities in definitive registered form in exchange for the Global Security or Securities representing such Securities. In addition, the Company may at any time and in its sole discretion determine not to have any Securities in registered form represented by one or more Global Securities and, in such event, will issue Securities in definitive registered form in exchange for all Global Securities representing such Securities. Further, if an event of default, or an event which, with the giving of notice or lapse of time, or both, would constitute an event of default, under the Indenture occurs and is continuing with respect to the Securities of a series, the U.S. Depositary may exchange a Global Security representing Securities of such series for Securities of such series in definitive registered form. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery in definitive form of Securities of the series represented by such Global Security equal in principal amount to such beneficial interest and to have such Securities registered in its name.

     Bearer Securities. Unless otherwise specified in an applicable Prospectus Supplement, all Bearer Securities of a series will initially be issued in the form of a single temporary Global Security, to be deposited with a Common Depositary in London for First Trust of New York, N.A., as successor to Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euroclear System ('Euroclear Operator') or Cedel Bank, Societe Anonyme ('CEDEL') for credit to the designated accounts. Following the availability of a permanent Global Security or definitive forms of Bearer Securities and subject to any further limitations described in the applicable Prospectus Supplement, interests in a temporary Global Security will be exchanged for definitive Bearer Securities or for interests in a permanent Global Security, with or without interest coupons, having the same interest rate and Stated Maturity, but in each such case upon the receipt of written certification to the effect that such Security is owned by (i) a person that is not a U.S. person (as defined below) or (ii) a U.S. person that is (A) a foreign branch of a United States financial institution within the meaning of Section 1.165-12(c)(1)(v) of the United States Treasury Regulations acquiring for its own account or for resale, or (B) a U.S. person who acquired the Securities through a foreign branch of such a United States financial institution and who holds the Securities through such financial institution on the date of such certification, and in either case the financial institution has agreed to comply with the requirements of Section 165(j)(3)(A),
(B) or (C) of the Internal Revenue Code of 1986, as amended (the 'Code'), and the regulations thereunder or (iii) is such a United States or foreign financial institution purchasing for offer to resell or for resale during the 40-day period following the date of issuance of a Security (the 'restricted period') and such financial institution certifies that it has not acquired the Securities for purposes of resale directly or indirectly to a U.S. person or to a person within the United States. A financial institution, whether or not described in
(i) or (ii) above, that purchases a Security for purposes of resale during the restricted period, may only give the certification described in (iii) above. In the case of a Security in permanent global form such certification must be given before the notation of a beneficial owner's interest therein in connection with the original issuance of such Security. Except as provided in the next succeeding paragraph, beneficial interests in a temporary Global Security must be exchanged for definitive Bearer Securities or for interests in a permanent Global Security before interest payments can be received. The beneficial owner of an interest in a temporary Global Security or a permanent Global Security, on or after the applicable exchange date and upon the notice specified in the Prospectus Supplement to the Trustee given through the Euroclear Operator or CEDEL, may exchange its interest for definitive Bearer Securities or definitive Registered Securities (if such series includes Registered Securities) of any authorized denomination. No Bearer Security (including a Security in global form that is either a Bearer Security or exchangeable for Bearer Securities) nor any Security initially represented by a temporary Global Security shall be mailed or otherwise delivered to any location in the United States in connection with such exchange. (Section 304)

     If so specified in an applicable Prospectus Supplement, interest in respect of any portion of a temporary Global Security payable in respect of an Interest Payment Date occurring prior to the date on which such temporary Global Security is exchangeable for definitive Securities or for interests in a permanent Global Security will be paid only upon certification as of the relevant Interest Payment Date with respect to the portion of such temporary Global Security on which such interest is to be so credited to the same effect as the certification set forth in the immediately preceding paragraph. A certification pursuant to the preceding sentence shall be deemed a request to exchange a beneficial interest in a temporary Global Security for a definitive Bearer Security or for an interest in a permanent Global Security, with or without interest coupons, having the same interest rate and Stated Maturity, as of the exchange date, and such exchange shall be made without further certification by the person entitled to such definitive Bearer Security or beneficial interest in such permanent Global Security. (Section 304)

     As used herein, 'U.S. person' means a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof and any estate or trust the income of which is subject to United States federal income taxation regardless of its source, and 'United States' means the United States of America (including the States and the District of Columbia) and its possessions.

PAYMENT AND PAYING AGENTS

     Payment of principal of and premium, if any, and interest on Bearer Securities (including any Securities in global form that are either Bearer Securities or exchangeable for Bearer Securities) will be payable in the currency designated in the Prospectus Supplement, subject to any applicable laws and regulations, at such paying agencies outside the United States as the Company may appoint from time to time. Any such payment may be made, at the option of a Holder, by a check in the designated currency or by transfer to an account in the designated currency maintained by the payee with a bank located outside the United States. No payment with respect to any Bearer Security (including any Security in global form that is either a Bearer Security or exchangeable for a Bearer Security) will be made at the Corporate Trust Office of the Trustee or any other paying agency maintained by the Company in the United States nor will any such payment be made by transfer to an account, or by mail to an address, in the United States. Notwithstanding the foregoing, if the Securities are denominated and payable in U.S. dollars, payments of principal of and premium, if any, and interest on Bearer Securities (including any Securities in global form that are either Bearer Securities or exchangeable for Bearer Securities) will be made in U.S. dollars at the Corporate Trust Office of the Trustee if payment of the full amount thereof at all paying agencies outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions. (Section 1002)

     Payment of principal of and premium, if any, on Registered Securities will be made in the designated currency against surrender of such Registered Securities at the Corporate Trust Office of the Trustee. Unless otherwise indicated in the Prospectus Supplement, payment of any installment of interest on Registered Securities will be made to the person in whose name such Security is registered at the close of business on the Regular Record Date for such interest. Unless otherwise indicated in the Prospectus Supplement, payments of such interest will be made at the Corporate Trust Office of the Trustee, or by a check in the designated currency mailed to each Holder at such holder's registered address. (Sections 307 and 1001)

     The paying agents outside the United States initially appointed by the Company for a series of Securities will be named in an applicable Prospectus Supplement. The Company may terminate the appointment of any of the paying agents from time to time, except that the Company will maintain at least one paying agent in The City of New York for payments with respect to Registered Securities (other than Global Securities) and at least one paying agent in a city in Europe so long as any Bearer Securities are outstanding where Bearer Securities may be presented for payment and may be surrendered for exchange, provided that so long as any series of Securities is listed on the London Stock Exchange or the Luxembourg Stock Exchange or any other stock exchange located outside the United States and such stock exchange shall so require, the Company will maintain a paying agent in London or Luxembourg or any other required city located outside the United States, as the case may be, for such series of Securities. (Section 1002)

     All moneys paid by the Company to a paying agent for the payment of principal of or premium, if any, or interest on any Security that remains unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will be repaid to the Company upon its request and the Holder of such Security or any coupon appertaining thereto will thereafter look only to the Company for payment thereof. (Section 1003)

LIMITATION ON LIENS

     So long as any of the Securities remain outstanding, the Company will not, nor will it permit any Subsidiary (as defined) to, issue, assume or guarantee any debt for money borrowed (herein called 'Debt') if such Debt is secured by a mortgage, pledge, security interest, lien or other encumbrance (a 'mortgage') upon any Principal Property or on any indebtedness of or equity securities of any Subsidiary or any Affiliate (as defined), now owned or hereafter acquired, without in any such case effectively providing that the Securities then Outstanding shall be secured equally and ratably with (or prior to) such Debt, except that the foregoing restrictions shall not apply to (i) mortgages on any property acquired, constructed or improved by the Company or any Subsidiary after the date of the Indenture which are created within 120 days after such acquisition, construction or improvement to secure or provide for the payment of any part of the purchase price or cost thereof, provided that such mortgages shall not apply to any property theretofore owned by the Company or any Subsidiary other than, in the case of any construction or improvement, theretofore unimproved real property; (ii) mortgages on any property acquired from a corporation which is merged with or into the Company or a Subsidiary or mortgages outstanding on property at the time it is acquired by the Company or a Subsidiary or mortgages outstanding on the property of any corporation at the time it becomes a Subsidiary; (iii) mortgages to secure Debt of a Subsidiary to the Company or another Subsidiary; (iv) mortgages or other restrictions relating to equity securities of an Affiliate resulting from certain agreements or arrangements between the Company or any Subsidiary and such Affiliate or other security holders thereof; (v) mortgages incurred in connection with certain tax exempt financings; and (vi) any extension, renewal or replacement of any mortgage referred to in the foregoing clauses (i) to (v). (Section 1006) This covenant is also subject to the exceptions described below under 'Exempted Indebtedness'.

     The term 'Principal Property' is defined to mean (i) any paperboard, paper or pulp mill or any paper converting plant or any foundry or any other manufacturing plant or facility located within the United States or Canada of the Company or any Subsidiary except any such plant or facility which the Board of Directors by resolution declares is not of material importance to the total business conducted by the Company and its Subsidiaries as an entirety and (ii) any timber or timberlands of the Company or any Subsidiary. The term 'Subsidiary' is defined to mean any corporation at least a majority of the outstanding securities of which having ordinary voting power to elect a majority of the board of directors of such corporation is at the time owned or controlled directly or indirectly by the Company, or by one or more Subsidiaries, or by the Company and one or more Subsidiaries. (Section 101)

LIMITATION ON SALE AND LEASE-BACK

     So long as any of the Securities remain outstanding, the Company will not, and it will not permit any Subsidiary to, enter into any sale and lease-back transaction (as defined) involving any Principal Property unless (i) the Company or such Subsidiary would be entitled to incur debt secured by a mortgage on the property to be leased without equally and ratably securing the Securities, as required by the provisions of 'Limitation on Liens' above, or (ii) the Company, within 120 days, applies to the retirement of Securities or other indebtedness of the Company with a maturity in excess of one year from the date of such sale and lease-back and which ranks on a parity with the Securities an amount equal to the fair value of the property so leased. (Section 1007) This covenant is also subject to the exceptions described below under 'Exempted Indebtedness'.

     'Sale and lease-back transaction' is defined to mean any arrangement with any person providing for the leasing to the Company or a Subsidiary of any Principal Property for a period of more than three years, which Principal Property was owned by the Company or such Subsidiary for more than 120 days and is or has been sold or transferred to such person.

EXEMPTED INDEBTEDNESS

     Notwithstanding the provisions described under 'Limitation on Liens' and 'Limitation on Sale and Lease-Back', the Company and its Subsidiaries will be allowed to issue, assume or guarantee Debt which would otherwise be subject to the above-mentioned 'Limitation on Liens' without equally and ratably securing the Securities, or to enter into sale and lease-back transactions which would otherwise be subject to the above-described 'Limitation on Sale and Lease-Back' without retiring the Securities or other debt, or to enter into a combination of such transactions, if at the time thereof and after giving effect thereto, the sum of the principal amount of all such debt and the Attributable Debt (as defined) arising from such sale and lease-back transactions does not exceed 5% of Consolidated Shareholders' Equity. (Sections 101, 1006 and 1007)

     The term 'Attributable Debt' is defined to mean the total net amount of rent under each lease in respect of sale and lease-back transactions referred to above entered into after the date of the Indenture which is required to be paid during the remaining term of such lease or until the earliest date on which the lessee may terminate such lease upon payment of a penalty (in which case the total rent shall include such penalty), discounted at the weighted average of the interest rates borne by the

Securities Outstanding from time to time under the Indenture. The term 'Consolidated Shareholders' Equity' is defined to mean the sum of the consolidated shareholders' equity of the Company and its consolidated subsidiaries, as shown on the most recent audited consolidated balance sheet of the Company, plus 75% of the excess of the 'appraised value' of all timberlands owned by the Company and its Subsidiaries over the book value thereof. (Section
101)

DEFEASANCE AND COVENANT DEFEASANCE

     The Indenture provides, if such provision is made applicable to the Securities of any series, that the Company may elect either (i) to defease and be discharged from any and all obligations with respect to such Securities (except for the obligations to register the transfer or exchange of such Securities, to replace temporary or mutilated, destroyed, lost or stolen Securities, to maintain an office or agency in respect of the Securities, to hold moneys for payment in trust or to pay any additional amounts pursuant to the terms of such Securities) ('defeasance') or (ii) to be released from its obligations with respect to such Securities under certain covenants, including those described under 'Limitation on Liens' and 'Sale and Lease-Back' above ('covenant defeasance'), upon the deposit with the Trustee (or other qualifying trustee), in trust for such purpose, of money, and/or U.S. Government Obligations (as defined) which through the payment of principal and interest in accordance with their terms will provide money, in an amount sufficient to pay and discharge the principal of (and premium, if any) and interest on such Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor. In the case of defeasance or covenant defeasance, the holders of such Securities are entitled to receive payments in respect of such Securities solely from such trust. Such a trust may only be established if, among other things, the Company has delivered to the Trustee an Opinion of Counsel (as specified in the Indenture) to the effect that the holders of such Securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred. Such Opinion of Counsel, in the case of defeasance under clause (i) above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax law occurring after the date of the Indenture. (Article Thirteen)

     In the event the Company exercised its covenant defeasance option under clause (ii) above with respect to any Securities and such Securities were declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations so deposited in trust would be sufficient to pay amounts due on such Securities at the time of their respective Stated Maturities but may not be sufficient to pay amounts due on such Securities upon any acceleration resulting from such Event of Default. In such case, the Company would remain liable for such payments.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Company, without the consent of the holders of any outstanding Securities, may consolidate with or merge into, or convey, transfer or lease its properties and assets substantially as an entirety to, any Person, and may permit any Person to merge into, or convey, transfer or lease its properties and assets substantially as an entirety to, the Company, provided (i) that any successor Person must be a corporation organized and validly existing under the laws of any domestic jurisdiction and must assume the Company's obligations on the Securities and under the Indenture, (ii) that after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, (iii) if, as a result of the transaction, any Principal Property of the Company would become subject to a mortgage that would not be permitted under 'Limitation on Liens', the Company secures the Securities equally and ratably with (or prior to) the indebtedness secured by such mortgage and (iv) that certain other conditions are met. (Section 801)

MODIFICATION OF THE INDENTURE

     The Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than 66 2/3% in principal amount of the Securities of each series affected by such supplemental indenture at the time outstanding thereunder, to enter into an indenture or indentures supplemental thereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of modifying in any manner the rights of the holders of Securities of such series under the Indenture; provided, however, that no such supplemental indenture shall, without the consent of the Holder of each Outstanding Security affected thereby, among other things, (i) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Security; (ii) reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof; (iii) reduce the amount of the principal of an Original Issue Discount Security that would be due and payable upon a declaration of acceleration of the Maturity thereof; (iv) change any Place of Payment where, or the coin or currency in which, any Security or any premium or the interest thereon is payable; (v) impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date); (vi) change any obligation of the Company to pay any additional amounts pursuant to the terms of such Securities; (vii) reduce the percentage in principal amount of the Outstanding Securities of any series, the consent of whose holders is required for any such supplemental indenture, or the consent of whose holders is required for any waiver (of compliance with certain provisions of the Indenture or certain defaults thereunder and their consequences) provided for in the Indenture; (viii) reduce the voting or quorum requirements for meetings of holders of Securities of any series; or (ix) modify certain other provisions of the Indenture. (Section 902)

     The Indenture contains provisions for convening meetings of the holders of Securities of a series if Securities of that series are issuable in whole or in part as Bearer Securities. (Section 1401) A meeting may be called at any time by the Trustee thereunder, or upon the request of the Company or the holders of at least 10% in principal amount of the Outstanding Securities of such series, in any such case upon notice given in accordance with such Indenture. (Section
1402) Except as limited by the proviso in the preceding paragraph, any resolution presented at a meeting or adjourned meeting at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the Outstanding Securities of that series; provided, however, that, except as limited by the proviso in the preceding paragraph, any resolution with respect to any consent or waiver that may be given by the holders of not less than 66 2/3% in principal amount of the Outstanding Securities of a series may be adopted at a meeting or an adjourned meeting at which a quorum is present only by the affirmative vote of 66 2/3% in principal amount of the Outstanding Securities of that series; and provided further that, except as limited by the proviso in the preceding paragraph, any resolution with respect to any demand, consent, waiver or other action that may be made, given or taken by the holders of a specified percentage, which is less than a majority, in principal amount of Outstanding Securities of a series may be adopted at a meeting or adjourned meeting at which a quorum is present by the affirmative vote of the holders of such specified percentage in principal amount of the Outstanding Securities of that series. (Section 1404)

     Any resolution passed or decision taken at any meeting of holders of Securities of any series duly held in accordance with the Indenture will be binding on all holders of Securities of that series and the related coupons. The quorum at any meeting called to adopt a resolution, and at any reconvening meeting, will be persons holding or representing a majority in principal amount of the Outstanding Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the holders of not less than 66 2/3% in principal amount of the Outstanding Securities of a series, the persons holding or representing 66 2/3% in principal amount of the Outstanding Securities of such series will constitute a quorum. (Section 1404)

     The holders of at least 66 2/3% in principal amount of Securities of any series may waive compliance by the Company with any term, provision or condition regarding corporate existence (Section 1004), maintenance of properties (Section
1005), limitation on liens (Section 1006) and limitation on sale and lease-back (Section 1007) before the time for such compliance. (Section 1009)

EVENTS OF DEFAULT

     An event of default with respect to Securities of any series is defined in the Indenture as being: (i) default for 30 days in payment of any interest on such series of Securities; (ii) default in payment of principal of or premium, if any, on such series of Securities; (iii) default in the deposit of any sinking fund payment on such series of Securities; (iv) default by the Company in the payment of any indebtedness for borrowed money which has not been cured or waived, the outstanding principal amount of which at the time of such default is equal to or in excess of $25,000,000; (v) default for 60 days after notice in performance of any other covenant in the Indenture; and (vi) certain events in bankruptcy, insolvency or reorganization of the Company. (Section 501) The Indenture provides that the Trustee may withhold notice to the holders of Securities of a series issued thereunder of any default with respect to such series (except in payment of principal of, or interest or premium, if any, on, such series) if the Trustee considers it in the interest of such holders to do so. (Section 602) The Indenture provides that, if an event of default specified therein shall have happened and be continuing, with respect to Securities of any series, either the Trustee or the holders of 25% in principal amount of the Securities of such series, then outstanding thereunder, may declare the principal of all the Securities of such series to be due and payable, but in certain cases the holders of a majority in principal amount of the Securities of such series then outstanding may rescind and annul such declaration and its consequences. (Section 502)

     The Company will be required to furnish to the Trustee annually an Officers' Certificate as to any default in the performance by the Company of certain of its obligations under the Indenture. (Section 1008)

     Reference is made to the Prospectus Supplement or Supplements relating to each series of Securities offered which are Original Issue Discount Securities for the particular provisions relating to acceleration of the Maturity of a portion of the principal amount of such Original Issue Discount Securities upon the occurrence of an Event of Default and the continuation thereof.

     Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee shall be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the holders of the Securities unless such holders shall have offered to the Trustee reasonable indemnity. (Section 603) Subject to such provision for indemnification, the holders of a majority in principal amount of the Securities of any series, at the time outstanding shall have the right to waive certain past defaults (except a default in the payment of principal, premium, if any, or interest, if any, or a provision which cannot be modified or amended without the consent of the holder of each Outstanding Security of a series affected) and to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee; provided that the Trustee shall have the right to decline to follow any such direction if the action so directed may not lawfully be taken or conflicts with the Indenture. (Sections 512 and 513) The Trustee shall be fully protected in respect of any action taken, suffered or omitted with respect to the Indenture made in good faith and in reliance upon the written advice or opinion of counsel.

     No holder of a Security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (i) such holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Securities of that series, (ii) the holders of at least 25% in aggregate principal amount of the Outstanding Securities of that series have made written request, and such holder or holders have offered reasonable indemnity, to the Trustee to institute such proceeding as trustee and (iii) the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer. (Section 507) However, such limitations do not apply to a suit instituted by a holder of a Security for the enforcement of payment of the principal of or any premium or interest on such Security on or after the applicable due date specified in such Security. (Section 508)

CONCERNING THE TRUSTEES

     The Prospectus Supplement will set forth the Trustee designated for the series of the Securities offered thereby and such Trustee's relationships with the Company. Each of Bankers Trust Company and The First National Bank of Chicago provides, and any other trustee designated by the Company may provide, various banking services to the Company in the ordinary course of business. Certain of the banks are, and any other trustee designated by the Company may be, one of the lenders or a co-agent for various other banks under the Company's revolving credit arrangements.

                              PLAN OF DISTRIBUTION

     The Company may sell Securities to or through underwriters, and also may sell Securities directly to other purchasers or through agents. The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     In connection with the sale of Securities, underwriters, dealers or agents may receive compensation from the Company in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions, under the 1933 Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the applicable Prospectus Supplement.

     All Securities will be a new issue of securities with no established trading market. Any underwriters to whom Securities are sold by the Company for public offering and sale may make a market in such Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Securities.

     Bearer Securities are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a U.S. person, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the Internal Revenue Code of 1986, as amended, and the regulations thereunder.

     Under agreements which may be entered into by the Company, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the 1933 Act.

                             VALIDITY OF SECURITIES

     The validity of the Securities offered will be passed upon for the Company by its Assistant Secretary and Associate General Counsel and Skadden, Arps, Slate, Meagher & Flom LLP or by such other counsel specified in the applicable Prospectus Supplement. The Assistant Secretary and Associate General Counsel has options to acquire less than 1% of the outstanding common stock of the Company.

                                    EXPERTS

     The financial statements and the related financial statement schedules incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1995 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

________________________________________________________________________________

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                   -------------------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                    PAGE
                                                    ----

The Company......................................    S-2
Use of Proceeds..................................    S-4
Recent Developments..............................    S-4
Summary Financial Information....................    S-5
Description of Notes and Debentures..............    S-6
Underwriting.....................................    S-9
Validity of Notes and Debentures.................    S-9

                       PROSPECTUS
Available Information............................      2
Documents Incorporated by Reference..............      2
The Company......................................      3
Use of Proceeds..................................      3
Ratio of Earnings to Fixed Charges...............      3
Description of Securities........................      3
Plan of Distribution.............................     13
Validity of Securities...........................     13
Experts..........................................     13


                                  $550,000,000

                              THE MEAD CORPORATION

                                  $100,000,000
                             % NOTES DUE MARCH 1, 2002

                                  $150,000,000
                          % DEBENTURES DUE MARCH 1, 2017

                                  $150,000,000
                          % DEBENTURES DUE MARCH 1, 2037

                                  $150,000,000
                          % DEBENTURES DUE MARCH 1, 2047

                                ---------------

                                     [LOGO]

                                ---------------


                              GOLDMAN, SACHS & CO.

                               J.P. MORGAN & CO.

________________________________________________________________________________
                                  Printed in U.S.A. on Mead 60lb White Moistrite


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